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RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

December 3, 2014

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Altegris KKR Private Equity Fund
SEC File Numbers: 333-195860; 811-22964

Dear Mr. Grzeskiewicz:

On behalf of Altegris KKR Private Equity Fund (the “Fund”), a closed-end management investment company, electronically transmitted for filing is Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended, and Securities Act of 1933, as amended, with exhibits.  The purpose of this filing is to complete any outstanding items in the Registration Statement and to respond to your telephonic comments received on October 9, 2014 by Richard Horowitz.  The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf.  Registration fees in the amount of $41,958.00 have been submitted in connection with this filing.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Prospectus of the Fund

Comment 1.         Please increase the minimum initial investment to $25,000.

Response 1.        The minimum initial investment has been increased to $25,000.

Comment 2.         Please delete all references to NASDAQ Private Market’s Trading Platform.

Response 2.        The disclosure has been revised accordingly.

Comment 3.         Please include risk disclosure regarding the SEC’s ongoing inspections of private equity fund managers.

Response 3.        The disclosure has been revised accordingly.

General Comments

Comment 4.         Please confirm that KKR is not a party to any significant litigation which could adversely affect its business.

Response 4.        We hereby confirm that KKR is not a party to any significant litigation which could adversely affect its business.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.  Thank you.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz